EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
	AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Six months
						ended
	2001	2002	2003	2004	2005	June 30, 2006

Fixed Charges:

Interest	$ 88	$ 63	$ 54	$ 47	$ 55	$ 38

Interest portion of annual rentals	3	2	2	2	3	2

Preferred dividends of subsidiary	2	2	2	2	2	1

Total fixed charges	93	67	58	51	60	41

Preferred stock dividends	7	7	7	7	6	3

Combined fixed charges and preferred
stock dividends for purpose of ratio	$ 100	$ 74	$ 65	$ 58	$ 66	$ 44

Earnings:

Pretax income from continuing operations	$ 377	$ 383	$ 361	$ 390	$ 324	$ 206

Total fixed charges (from above)	93	67	58	51	60	41

Less: interest capitalized	-	-	-	-	-	-

Total earnings for purpose of ratio	$ 470	$ 450	$ 419	$ 441	$ 384	$ 247

Ratio of earnings to combined fixed
charges and preferred stock dividends	4.70	6.08	6.45	7.60	5.82	5.61

Ratio of earnings to fixed charges	5.05	6.72	7.22	8.65	6.40	6.02

(1) In computing this ratio, "Preferred dividends of subsidiary" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.